82-4578

centrica

[redacted]

04024518

RECEIVED

FAX MESSAGE

2004 APR 23 A 10:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	21 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	5

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED

APR 26 2004

THOMSON FINANCIAL

4/26

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 **Facsimile: 01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
SIP Purchases

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of $5^{5/9}$ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on the 20 April 2004 that:

The following Directors of the Company acquired Shares under the SIP on 19 April 2004 from the Shares acquired by the Trustee on that date:

Director	Number of Shares acquired*	Aggregate shares held Beneficially (across all accounts following acquisition)
Phil Bentley	74	111,494
Mark Clare	74	541,234
Sir Roy Gardner	74	2,360,528

* The 'Number of Shares Acquired' includes 54 Partnership shares acquired at 230.50 pence and 20 Matching shares acquired at 230.25 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

21 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica acquires option to develop additional generation
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream Maidenhead Road
Windsor Berkshire SL4 5GD

April 21, 2004

Centrica acquires option to develop additional generation

Centrica plc today announces it has acquired an option to purchase the total share capital in a subsidiary of Carlton Power Limited which owns land and consents for developing a gas fired power station of up to 1000MW at Langage, Devon.

Centrica now has the right to acquire Wainstones Power Limited and ultimately to develop and construct a new combined cycle gas turbine (CCGT) plant.

A decision to progress to construction would include an agreement with Carlton Power Limited to provide a range of essential pre-development project services. This would bring total net consideration, excluding construction costs, to approximately £12.8 million, part of which has already been committed.

Jake Ulrich, Managing Director of Centrica Energy, said: "This agreement enables us to buy in to one of the few consented power station projects in the UK at an attractive price, giving Centrica the ability to progress development of a plant with specific locational and long term benefits.

"This aligns with our strategy of adding to our flexible generation portfolio which reflects the growth in our electricity business, while enhancing the security of supply position for our customers and the UK market."

Notes to editors:

Langage is one of only three consented large scale power station projects in the UK.

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors Interests – Long Term Incentive Scheme (LTIS)

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

20 April 2004

Centrica plc
Directors' interests – Long Term Incentive Scheme (LTIS)

Centrica plc announces that on 19 April 2004, a total of 324,854 ordinary Centrica shares of 5 5/9 pence each in Centrica plc were transferred from trust by the trustees of the Long Term Incentive Scheme (LTIS) to participants of the LTIS. All shares were transferred to former employees under the rules of the scheme, in satisfaction of allocations following completion of the relevant performance period.

The executive directors of the Company have not received any shares pursuant to this release but being beneficiaries under the LTIS, as with other Centrica group employees, their potential interest in the shares held and transferred by the trust has been reduced accordingly.

Derek Woodward
Head of Secretariat

centrica
taking care of the essentials

RECEIVED
2004 APR 23 A 10: 45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	22 April, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 April, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica acquires its first generation plant in North America

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Final draft

April 22 2004

Centrica acquires its first generation plant in North America

Centrica today announces it has entered into an agreement with FPL Energy LLC (FPLE) to acquire Bastrop Energy Partners, L.P., owner of the Bastrop Energy Center (BEC) power station in Texas, for $143 million (£79.9 million) in cash.

The acquisition of this 540 megawatt plant, at a price equivalent to $265 (£149) per kilowatt, marks Centrica's first purchase of an electricity generation asset in North America. The natural gas-fired, combined-cycle station became operational just two years ago.

The transaction is subject to FPLE completing the purchase of its joint venture partner's 50 per cent stake in BEC, details of which were announced last night.

Centrica chief executive Sir Roy Gardner said: "This acquisition has been carefully timed. We've been monitoring the Texas market closely and asset values are now much more reflective of forward wholesale electricity prices than they have been.

"Today's announcement is in line with our strategy to meet a significant proportion of our customer requirements from our own capacity, both in North America and in the UK."

BEC is located 25 miles east of Austin, where it is well positioned to serve Centrica's customer supply base in Texas. The plant includes 55 MW of rapid-response peak period generating capacity.

Completion of the transaction is expected by the third quarter of 2004. This is subject to competition approval by the Federal Trade Commission and the Department of Justice.

Upon completion, Centrica plans to retain existing plant employees involved in the commercial operations of BEC.

Centrica currently serves approximately 900,000 residential and commercial customers in Houston, Dallas-Fort Worth, Midland-Odessa and throughout South and West Texas.

Enquiries:

Centrica Media Relations 01753 494085

21.IV.04

Centrica Investor Relations 01753 494900

Notes to editors:

1. FPL Energy LLC is a subsidiary of FPL Group, which is listed on the New York Stock Exchange and which includes the Florida Power & Light utility company.

BrasdorLSEdraftApr04